UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Shake Shack Inc.
(Name of Issuer)
Common Stock, $0.001 par value per share
(Title of Class of Securities)
819047 101
(CUSIP Number)
Daniel H. Meyer
24 Union Square East
6th Floor
New York, NY 10003
(646) 747-7201
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
December 24, 2015
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 819047 101                Schedule 13D/A

1	Names of Reporting Persons.
Daniel H. Meyer
2	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☑
3	SEC Use Only

4	Source of Funds

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6	Citizenship or Place of Organization
United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power
2,690,454(1)
	8	Shared Voting Power
3,376,422(2)
	9	Sole Dispositive Power
2,690,454
	10	Shared Dispositive Power
3,376,422(2)
11	Aggregate Amount Beneficially Owned by Each Reporting Person
6,066,876
12	Check if the Aggregate Amount in Row (11) Excludes Certain Securities
☐
13	Percent of Class Represented by Amount in Row (11)
16.7% beneficial ownership of the voting stock based on 36,250,000 shares of Common Stock outstanding as of January 13, 2016
14	Type of Reporting Person
IN
Note: All share numbers on these cover pages presented on an as-converted basis.

(1)
This number reflects shares held: (i) personally by the Reporting Person (1,270,136 shares) and (ii) through the Daniel H. Meyer Investment Trust (1,420,318 shares), of which the Reporting Person is the trustee.

(2)
This number reflects the shares held by (i) the Daniel H. Meyer 2012 Gift Trust u/a/d 10/31/12 (590,921 shares), (ii) Gramercy Tavern Corp. (2,690,263 shares); and (iii) Union Square Hospitality Group, LLC (95,238 shares), over each of which Reporting Person has voting control. The Reporting Person disclaims beneficial ownership of the aforementioned shares except to the extent of his pecuniary interest therein. Each of the aforementioned entities has filed its own Schedule 13D with respect to the shares of the Issuer each holds.

CUSIP No. 819047 101                Schedule 13D/A

Preliminary Note
This Amendment No. 3, dated January 20, 2016 (this "Amendment No. 3"), supplements and amends the Schedule 13D filed on February 17, 2015 (as amended and supplemented to date, the "Schedule 13D") relating to shares of Class A common stock, $0.001 par value per share (the "A-Common"), of Shake Shack Inc. (the "Issuer"). Capitalized terms used in this Amendment No. 3 and not otherwise defined herein shall have the same meanings ascribed to them in the Schedule 13D.
Item 4.        Purpose of Transaction

Pursuant to a Stockholders Agreement, dated as of February 4, 2015, as amended, by and among the Issuer, the Reporting Person, Union Square Cafe Corp. ("USC"), Gramercy Tavern Corp. ("GT"), Union Square Hospitality Group, LLC and Daniel H. Meyer 2012 Gift Trust (collectively, the "Meyer Stockholders") and other signatories party thereto, the Meyer Stockholders have the right to cause all of the shares of USC and GT to be converted into and exchanged for shares of the Issuer's A-Common pursuant to a reorganization under Section 368(a) of the Internal Revenue Code (the "Code"). The Meyer Stockholders made such an election with respect to USC.  To effect the reorganization under 368(a) of the Code, a wholly-owned subsidiary of the Issuer merged with and into USC, which then merged with and into the Issuer, resulting in (i) cancellation of the shares of Class B common stock, $0.001 par value per share (the "B-Common"), of the Issuer held by USC, (ii) transfer of the common membership interests in SSE Holdings, LLC (the "LLC Interests") held by USC to the Issuer, and (iii) the conversion and exchange of common stock of USC held by the shareholders of USC for shares of A-Common. As a stockholder of USC, the Reporting Person (through the Daniel H. Meyer Investment Trust) received 1,390,218 shares of A-Common in exchange for shares of USC, representing 80.462% interest in USC. The other stockholders of USC received an aggregate of 337,586 shares of A-Common, representing their aggregate 19.528% interest.

Item 5.        Interest in Securities of the Issuer

Item 5 of the Schedule 13D is amended and restated in its entirety by inserting the following information:

(a) – (b)

As of the date hereof, the Reporting Person beneficially owns the number and percentage of shares of Common Stock issued and outstanding listed opposite its name, assuming the full redemption of LLC Interests in exchange for A-Common and a corresponding reduction in the number of B-Common.

Reporting Person	Amount beneficially owned	Percent of class (1)	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition of	Shared power to dispose or to direct the disposition of
Daniel H. Meyer	6,066,876	30.7%	2,690,454	3,376,422	2,690,454	3,376,422

(1)	Based on 19,789,259 shares of A-Common issued and outstanding as of January 13, 2016.

(c)	Except as set forth in Item 4, none of the Reporting Persons or Related Persons has effected any transactions in the A-Common during the past 60 days.

(d)	None.

(e)	Not applicable.

CUSIP No. 819047 101                Schedule 13D/A

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 is hereby amended and supplemented by the following:

On December 24, 2015 (the “First Effective Time”), SSI USC Merger Sub, a wholly-owned subsidiary of the Issuer (the “Merger Sub”), and USC entered into an Agreement and Plan of Merger (the “Agreement and Plan of Merger #1). Pursuant to the Agreement and Plan of Merger #1, Merger Sub merged with and into USC, as a result of which the ownership interest of the shareholders of USC outstanding prior to the Effective Time (the “shares”) were converted into and exchanged for an amount of shares of A-Common, based upon the amount of shares held by the shareholders of USC, at the exchange rate of one to one. A Certificate of Merger was filed with the New York State Department of State Division of Corporations on the First Effective Time.
On December 28, 2015 (the “Second Effective Time”), USC and the Issuer entered into an Agreement and Plan of Merger (the “Agreement and Plan of Merger #2). Pursuant to the Agreement and Plan of Merger #2, USC merged with and into the Issuer, as a result of which (i) each share of B-Common held by USC immediately prior to the Second Effective Time was cancelled and (ii) the LLC Interests held by USC immediately prior to the Second Effective Time were transferred to the Issuer. A Certificate of Ownership was filed with the State of Delaware Secretary of State Division of Corporations on the Second Effective Time.

Item 7.	Materials to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit No.	Description
7.8	Agreement and Plan of Merger , dated as of December 24, 2015, by and between SSI USC Merger Sub and Union Square Cafe Corp.
7.9	Certificate of Merger of SSI USC Merger Sub LLC Into Union Square Cafe Corp., filed December 24, 2015
7.10	Agreement and Plan of Merger, dated as of December 28, 2015, by and between Union Square Cafe Corp. and Shake Shack Inc.
7.11	Certificate of Ownership Merging Union Square Cafe Corp. into Shake Shack Inc., filed December 28, 2015

CUSIP No. 819047 101                Schedule 13D/A

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 20, 2016	By:	/s/ Ronald Palmese, Jr.
Ronald Palmese, Jr., Esq., Attorney-in-Fact for Daniel H. Meyer

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